TENFOLD CORPORATION

698 West 10000 South

South Jordan, Utah 84095

June 2, 2006

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100	F Street, N.E. Washington, DC 20549

Re:	TenFold Corporation
Registration Statement on From S-1
File No. 333-133415
Filed on April 20, 2006

Dear Ms. Jacobs:

This letter sets forth the responses of TenFold Corporation (the “Company”) to the comments contained in your letter dated May 17, 2006 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2006.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 reflects the responses below, includes the Company’s unaudited financial results for the first quarter of 2006, and notes the finalization of the separation terms for the Company’s former chief executive officer. The page references in the responses below are to Amendment No. 1.

Selling Stockholders, page 48

1.	With respect to the shares to be offered for resale by First Media TF Holdings, LLC, please disclose the individual or individuals who exercise the voting and dispositive powers. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

Response to Comment 1

As requested, the Company has replaced the disclosure in footnote 5 on page 49 of Amendment No. 1 to read as follows:

“First Media TF Holdings, LLC is a single member limited liability company that is controlled by its sole Manager/Member, First Media, L.P. First Media, L.P. is controlled by its sole General Partner, First Media Corporation. The shares of TenFold common stock reported as beneficially owned by First Media TF Holdings, LLC are also deemed to be beneficially owned by both First Media, L.P. and First Media Corporation. First Media Corporation is controlled by its board of directors, and the directors of First Media Corporation are Richard E. Marriott, Nancy Peery Marriott and Ralph W. Hardy, Jr. Decisions by the First Media Corporation board of directors require a majority vote. First Media Corporation director Ralph W. Hardy, Jr. is also a director of TenFold.”

2.	Disclose whether any of the selling securityholders are affiliates of registered broker-dealers. If so, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment 2

Each of the selling securityholders has informed the Company that it is not affiliated with any registered broker-dealer. The Company has added a statement to that effect to page 49 of Amendment No. 1.

Part II – Information Not Required in Prospectus

Undertakings

3.	Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Response to Comment 3

The Company has added the undertaking from Item 512(a)(5)(ii) to page 89 of Amendment No. 1. The undertakings in Item 512(a)(5)(i) and (a)(6) are not applicable.

Exhibit 5

4.	Please confirm to us in writing that the reference to DGCL encompasses the statutes of Delaware, its constitution and reported judicial decisions interpreting those laws. Please refer to Section VIII.A.14 of our Current Issues and Rulemaking Projects outline dated November 14, 2000 for additional guidance.

Response to Comment 4

Concurrently with the submission of this letter, Munger, Tolles & Olson LLP is confirming to you in a separate letter submitted via EDGAR that its reference in the legality opinion to Delaware General Corporation Law includes the statutes of Delaware, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws.

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If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (801) 619-8116.

Sincerely,

/s/ Robert P. Hughes
Robert P. Hughes

Enclosures

Cc:	Robert B. Knauss, Esq.
Brett J. Rodda, Esq.

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